Exhibit 12.1

LAWSON SOFTWARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended	Fiscal Years Ended May 31,
(In thousands, except ratios)	February 29, 2008	2007	2006	2005	2004	2003
Fixed Charges:
Interest expense on indebtedness	$2,118	$4,134	$53	$49	$70	$134

Rent interest factor (1)	2,567	8,994	5,454	4,733	4,800	5,367

Total fixed charges	$4,685	$13,128	$5,507	$4,782	$4,870	$5,501

Earnings:
Income before provision for income taxes	$10,609	$(6,537)	$27,667	$8,117	$15,314	$(6,271)

Fixed charges	4,685	13,128	5,507	4,782	4,870	5,501

Total earnings	$15,294	$6,591	$33,174	$12,899	$20,184	$(770)

Ratio	3.26	0.50	6.02	2.70	4.14	(0.14)

(1) Approximately 1/3 of the rent expense is deemed representative of the interest factor